SEC Series S000002592
SEC Class C000007110/C000007111


VANGUARD/(R)/ FLORIDA LONG-TERM TAX-EXEMPT FUND

SUPPLEMENT TO THE PROSPECTUS DATED JUNE 8, 2006

In July 2006, Governor Jeb Bush signed HB 209, which repealed Florida's annual intangible personal property tax. Effective January 1, 2007, the intangible personal property tax will no longer be assessed on Florida residents. The repeal of this tax is not expected to affect the portfolio manager's management of the Fund. Therefore, all references to the Florida intangible personal property tax are deleted.

In addition, the Investment Objective section under FUND PROFILE is replaced with the following:

The Fund seeks to provide current income that is exempt from federal income taxes. It is also expected that the Fund's Shares will be exempt from Florida taxes, if any. The Fund is intended for Florida residents only.










/(c)/ 2006 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor.                         PS18 112006